FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 6, 2012

Santander

MATERIAL FACT

As envisaged in the prospectus concerning the issue of the Valores Santander, registered in the official registry of the Spanish National Securities Exchange Commission (CNMV) on 19 September 2007, and in view of the free-of-charge capital increase of Banco Santander, S.A. (“Banco Santander”) by means of which the Santander Dividendo Elección program corresponding to the third 2011 interim dividend has been implemented, the result of which was notified as a material fact on January 31, 2012, Banco Santander has agreed to amend the conversion ratio corresponding to the Valores Santander (i.e., the number of Banco Santander shares to which each Valor Santander gives right) pursuant to the anti-dilution mechanism set forth in the said prospectus.

The new price of each Banco Santander share for conversion purposes has been set at 13.67 euros. Therefore, the new conversion ratio applicable to the Valores Santander is 365.764447695684 Banco Santander shares for each Valor Santander, which is the result of dividing the face value of each Valor Santander (5,000 euros) by the aforementioned price (13.67 euros).

Boadilla del Monte (Madrid), February 6th, 2012

Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 6, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President